UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:  July 2003           File No.    0-49917

Nevada Geothermal Power Inc.

(Formerly Continental Ridge Resources Inc.)

(Name of Registrant)

900 – 409 Granville Street, Vancouver, British Columbia, CANADA  V6C 1T2

(Address of principal executive offices)

1.

Press Release dated July 29, 2003

2.

Press Release dated August 6, 2003

3.

Press Release dated August 13, 2003

4.

Press Release dated August 26, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

        No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Nevada Geothermal Power Inc.

(Registrant)

Dated:  September 26, 2003                             Signed:   /s/ Brian Fairbank

                                                                                       Brian Fairbank,

                                                                                       President and Director

Nevada Geothermal Power Inc.

Acquisition of Blue Mountain Power Company Completed

Private Placement Closed

Trading Symbol: NGP

Exchange: TSX Venture Exchange                                                         July 29, 2003

Vancouver, B.C. - Nevada Geothermal Power Inc. (NGP) is pleased to announce that it has completed its acquisition of a 100% interest in Blue Mountain Power Company Inc. (BMPC) and the Blue Mountain Geothermal Project.

As a result of the transaction, Nevada Geothermal Power, through BMPC’s wholly owned US subsidiary, Noramex Corp., holds a 100% interest in geothermal leases totaling 11 square miles (7000 acres) comprising the Blue Mountain Geothermal Project. Noramex Corp. also has lease applications pending on 1200 acres of federal lands at Rose Creek, Nevada.

NGP will focus on the development of a 30 MW power plant at the Blue Mountain site. Resource temperatures of 150°C, suitable for electrical power generation using conventional technology, are confirmed to be present within 500 metres of surface. GeothermEx, Inc., a recognized expert geothermal consultant group based in Richmond, California, states that based on the available information and certain assumptions that “the most likely value of reserves lie in the range of 17 to 63 MW (gross)” and further that “the Blue Mountain project is as attractive as any being explored or developed in Nevada today”. NGP expects to complete further drilling and project feasibility work within about 18 months.

Nevada recently opened its industrial electrical power market to independent producers and introduced renewable energy portfolio standards or quotas starting in 2003 at five percent and increasing by 2013 to fifteen percent. Non-conforming producers are required to purchase Renewable Energy Credits (RECs) from new geothermal or other renewable power plants. As a result of these initiatives, the geothermal power industry in Nevada has been rejuvenated and installed geothermal power generation capacity, currently at 200 MW, is expected to triple.

Private Placement Closed

NGP is also pleased to announce that the non-brokered private placement (news release dated June 2, 2003) has been closed.

1,000,000 Units offered have been fully subscribed for gross proceeds of C$300,000. Each Unit is comprised of one common share and one-half a share purchase warrant. One whole warrant entitles the holder to acquire one additional common share at a price of C$ 0.35 for a period of 6 months or at a price of C$0.40 for a further 6 months. All of the shares taken up are subject to a four-month hold period.

Proceeds realized by Nevada Geothermal from the private placement after expenses, will be used for general working capital and for further well testing.

Acquisition Of Additional Shares

Nevada Geothermal Power Inc. (the “Company”) announced that Brian D. Fairbank and Frank Diegmann have each acquired additional shares of the Company.

Mr. Fairbank acquired, directly and indirectly, 4,217,247 common shares upon completion of the acquisition by the Company of Blue Mountain Power Company Inc. (3,932,000 shares) and completion of a private placement of units (285,247 shares) at $0.30 per Unit. These shares together with 1,185,333 previously owned common shares represent 31.8% of the issued and outstanding common shares of the Company. The shares were acquired by Mr. Fairbank for investment purposes, and he does not intend to acquire any further shares of the Company at the present time.

Mr. Diegmann acquired 407,000 common shares upon completion of the acquisition by the Company of Blue Mountain Power Company Inc. These shares together with 2,351,333 previously owned common shares represent 16.2% of the issued and outstanding common shares of the Company. The shares were acquired by Mr. Diegmann for investment purposes, and he does not intend to acquire any further shares of the Company at the present time.

Nevada Geothermal Power Inc. is an alternative energy company focused on the development of geothermal projects in the Western United States (Nevada) to provide electrical energy that is clean, efficient and sustainable.

Nevada Geothermal Power Inc.

Brian D. Fairbank, P. Eng.

President & CEO

Telephone: 604-688-1553

Facsimile: 604-688-5926

Email: fairbank@intergate.ca

Investor Inquiries

Shelley Kirk

Telephone: 604-633-1822

Toll Free: 866-688-0808

Email: sfkirk@nevadageothermal.com

www.nevadageothermal.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release and referenced materials contain forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations reflected in our forward looking statements are reasonable, individual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements over the next several months. This Press Release, required by applicable Canadian Laws, is not for distribution to U.S. News Wire Services or for dissemination in the United States, and does not constitute an offer of the securities described herein.

Nevada Geothermal Power Inc.

Share Purchase Warrant Extension

Trading Symbol: NGP

Exchange: TSX Venture Exchange                                                      August 6, 2003

Nevada Geothermal Power Inc. (the “Company”), announced that it has extended the exercise period of 152,000 outstanding share purchase warrants exercisable at $0.35 per share which are due to expire on August 12, 2003, for a period of 12 months until August 12, 2004. The exercise price of these warrants shall be increased to $0.40 per share for the final 6 months of the extended term of the warrants. In addition, a further 27,777 outstanding share purchase warrants exercisable at $0.45 per share which are due to expire on September 17, 2003, have been extended for a period if 12 months until September 17, 2004. The affected warrants were issued pursuant to private placements completed in August and September 2002. A total of 29,000 warrants are held indirectly by a director of the Company. The warrant extension was accepted by the TSX Venture Exchange on August 1, 2003.

Nevada Geothermal Power Inc. is an alternative energy company focused on the development of geothermal projects in the Western United States (Nevada) to provide electrical energy that is clean, efficient and sustainable.

Nevada Geothermal Power Inc.

Brian D. Fairbank, P. Eng.

President & CEO

Telephone: 604-688-1553

Facsimile: 604-688-5926

Email: fairbank@intergate.ca

Investor Inquiries

Shelley Kirk

Telephone: 604-633-1822

Toll Free: 866-688-0808

Email: sfkirk@nevadageothermal.com

www.nevadageothermal.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release and referenced materials contain forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations reflected in our forward looking statements are reasonable, individual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements over the next several months. This Press Release, required by applicable Canadian Laws, is not for distribution to U.S. News Wire Services or for dissemination in the United States, and does not constitute an offer of the securities described herein.

Nevada Geothermal Power Inc.

Options Granted

Trading Symbol: NGP

Exchange: TSX Venture Exchange                                                    August 13, 2003

Nevada Geothermal Power Inc. (the “Company”) announced that it has granted 752,000 incentive stock options to certain directors, officers, employees and consultants. The options are exercisable at $0.28 per share for a period of five years and are subject to the Company’s Incentive Stock Option Plan.

Nevada Geothermal Power Inc. is an alternative energy company focused on the development of geothermal projects in the Western United States (Nevada) to provide electrical energy that is clean, efficient and sustainable.

Nevada Geothermal Power Inc.

Brian D. Fairbank, P. Eng.

President & CEO

Telephone: 604-688-1553

Facsimile: 604-688-5926

Email: fairbank@intergate.ca

Investor Inquiries

Shelley Kirk

Telephone: 604-633-1822

Toll Free: 866-688-0808

Email: sfkirk@nevadageothermal.com

www.nevadageothermal.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release and referenced materials contain forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations reflected in our forward looking statements are reasonable, individual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements over the next several months. This Press Release, required by applicable Canadian Laws, is not for distribution to U.S. News Wire Services or for dissemination in the United States, and does not constitute an offer of the securities described herein.

Nevada Geothermal Power Inc.

Power Delivery System to be Upgraded as a Result of Power Black Outs

Trading Symbol: NGP

Exchange: TSX Venture Exchange                                                    August 26, 2003

Vancouver, B.C. - Nevada Geothermal Power Inc. (NGP) is a geothermal energy company developing renewable power projects in the Western United States (Nevada) providing electrical energy that is clean, efficient and sustainable. NGP holds a 100% interest in the 11 square-mile Blue Mountain Geothermal Project where it plans to develop a 30MW generating plant. NGP’s program is timely considering recent electricity supply problems.

Black Outs Point To Weakness in Power Delivery System

The recent 2003 Eastern Power Grid failure illustrated modern society’s dependence on electricity for its security and economic wellbeing and pointed out weakness in power planning, transmission capability and electrical generating capacity. The California power crisis in 2000/2001 showed that the Western Power Grid also needs to be bolstered. Delivery problems can be attributed to:

· Over-dependence on large, sometimes antiquated generation plants,

· transmission bottlenecks in getting electricity to where it is needed and

· insufficient generating capacity.

It is generally acknowledged that

· new transmission routes are needed to rectify bottlenecks,

· generating capacity needs to be substantially refurbished and built up,

· smaller plants should be distributed closer to energy load centers and that

· clean, renewable energy is needed to diversify the system and meet environmental goals

As a result of the two massive power disruptions, legislators have the political will to urgently deal with pending energy legislation in an effort to alleviate strain on the system. Important federal energy initiates were held up in the last session of Congress because they were lumped into a bill that also deals with controversial drilling in artic wildlife reserves. Presumably, action will now be taken to speed approval of key projects and put in place talked about incentives such as a production tax credits to encourage new capital investment.

Nevada leads the U.S. in power policy development on a state level. Nevada imports a significant portion of its electricity and the power market is expanding. New legislation allows independent power producers like NGP to deliver power to large industrial consumers such as mining companies and casinos. Power companies must maintain a percentage usage or quota of renewable energy starting at 5% in 2003 and increasing to 15% by 2013. Renewable Energy Credits or “RECs” generated by geothermal plants are tradable to other market participants that need to increase their renewable portfolio to meet quotas. REC’s are expected to add 1-2 cents per kilowatt-hour to sales revenue. 200-500 MW of additional geothermal plant capacity will be required over the next ten years as a result of State of Nevada initiatives.

Lack of a coherent power policy in California has slowed progress in arriving at solutions to the state’s power problems. The California market, valued at $20 billion/year, requires 45,000 MWs of power to meet peak demand. At least 5000 MW of new capacity is needed immediately to avoid potential shortages and further damage to the economy. 10-15,000 MW are required over the longer term.

NGP’s near-term geothermal development goals fit with the national power interest. Geothermal power is price competitive with other forms power, and more importantly, there are no external fuel costs. The vast "Basin and Range" area centered on Nevada has unsurpassed geothermal potential, and thus, NGP is uniquely positioned to supply energy shortfalls in California, Nevada and other western states.

Nevada Geothermal Power Inc.

Brian D. Fairbank, P. Eng.

President & CEO

Telephone: 604-688-1553

Facsimile: 604-688-5926

Email: fairbank@intergate.ca

Investor Inquiries

Shelley Kirk

Telephone: 604-633-1822

Toll Free: 866-688-0808

Email: sfkirk@nevadageothermal.com

www.nevadageothermal.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release and referenced materials contain forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations reflected in our forward looking statements are reasonable, individual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements over the next several months. This Press Release, required by applicable Canadian Laws, is not for distribution to U.S. News Wire Services or for dissemination in the United States, and does not constitute an offer of the securities described herein.

Suite 900 – 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2